UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

ABTECH HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00400H108

(CUSIP Number)

Golden Properties Ltd.,

Suite 500-1177 West Hastings Street,

Vancouver, BC, V6E 2K3, Canada

Attention: Simon Royle

Telephone: (604) 689-1721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K106

1	NAME OF REPORTING PERSONS: Golden Properties Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Vancouver, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,988,294 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 123,988,294 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 128,338,790 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) 56.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Common Stock”), of Abtech Holdings, Inc., a Nevada corporation (the “Company”). The Company’s principal executive offices are located at 4110 N. Scottsdale Road, Suite 235, Scottsdale, Arizona 85251.

Item 2. Identity and Background

(a) - (c) This Statement is filed by Golden Properties Ltd., a Canadian corporation (the “Reporting Person”). The principal business address of the Reporting Person is Suite 500-1177 West Hastings Street, Vancouver, BC, V6E 2K3, Canada. The principal business of the Reporting Person is managing a number of diversified investments. The Reporting Person owns and manages commercial office towers in Vancouver and has a portfolio of publicly traded securities as well as private investments. Geoffrey Lau and Sandra Lau are the primary beneficiaries of the G. Lau Trust, the sole shareholder of Reporting Person and, as such, may be deemed to have voting power and dispositive power over the Company’s Common Stock owned by Reporting Person.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Reporting Person is a Canadian corporation based in Vancouver.

Item 3. Source and Amount of Funds or Other Consideration

Reporting Person acquired its beneficial ownership of the Company’s Common Stock with working capital.

Item 4. Purpose of Transaction

The Reporting Person acquired such securities in the Company for investment purposes.

The Company experienced a change of control in connection with the consummation of a Pre-Transaction Conversion Agreement entered into with the Reporting Person that resulted in the issuance of the Common Stock. Pursuant to the Pre-Transaction Conversion Agreement, the Reporting Person converted $3,719,649 in Convertible Promissory Notes into 123,988,294 shares of Common Stock. Consequently, the Reporting Person became the majority stockholder of the Company, holding 123,988,294 shares of Common Stock. Prior to the transaction, there was no single entity that had a control position in the Company. There are no current plans to cause a change to the business, corporate structure, board or management of the Reporting Person. To the Company’s knowledge, prior to and after the Transaction there were no arrangements or understanding among any group of stockholders with respect to the election of directors or other matters.

The Company also entered into the Financing Agreement with the Reporting Person that, if the transaction closes, provided that the Reporting Person acquire an additional 208,516,046 shares of Common Stock. The Reporting Person will file an amendment to this Schedule 13D upon the closing of that transaction.

Please see the Company’s Form 8-K filed on November 10, 2015 for more information on the transactions described above.

Item 5. Interest in Securities of the Issuer

(a)-(b) The Reporting Person owns in the aggregate 123,988,294 shares of the Company’s Common Stock, plus an additional 4,350,496 through the exercise of warrants, which represents 56.4% of the Company’s outstanding common stock based upon 200,445,738 shares outstanding as of November 10, 2015. Geoffrey Lau and Sandra Lau are the primary beneficiaries of, G. Lau Trust, the sole shareholder of Reporting Person and, as such, may be deemed to have voting power and dispositive power over the Company’s Common Stock owned by Reporting Person.

(c) The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

(d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Items 3 and 4 above is hereby incorporated herein by reference in its entirety.

Item 7. Material to Be Filed as Exhibits

(d) Exhibits

1.	Form of Prefunding Agreement executed by and among Abtech Holdings, Inc. and the following Purchasers: Golden Properties Ltd., Hugo Neu Corporation, Donald R. Kendall, Jr., The Harry Mittelman Revocable Living Trust and Christopher Davis.

2.	Conversion Agreement dated November 2, 2015, by and between Abtech Holdings, Inc. and Golden Properties Ltd.

3.	Financing Agreement dated November 4, 2015 by and among Abtech Holdings, Inc. and the Financing Agreement Parties named therein.

4.	Amendment to Financing Agreement dated November 4, 2015 by and among Abtech Holdings, Inc. and parties to the Financing Agreement.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2015

Golden Properties Ltd.

	By:	/s/ Alexander Lau
	Name:	Alexander Lau
	Title:	Vice President